Exhibit 99.1

ASX ANNOUNCEMENT

Radiopharm Theranostics Partners with Starpharma on Research and Option Agreement to Develop a Novel Radiotherapy Asset

Program to incorporate Radiopharm’s Theranostics’ radiopharmaceutical molecule with Starpharma’s proprietary DEP® platform technology to develop and manufacture a new drug conjugate

Sydney, Australia – September 30, 2025 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced the signing of a research and option agreement with Starpharma (ASX: SPL, US OTC: SPHRY),  to develop and manufacture a radiopharmaceutical molecule utilising Starpharma’s proprietary DEP® platform technology. Starpharma will also grant Radiopharm an exclusive option to license the asset developed through this collaboration, subject to successful development and manufacturing.

Radiopharm Theranostic’s Chief Executive Officer, Riccardo Canevari, commented:

“We are excited to collaborate with Starpharma to explore the potential of combining Radiopharm’s novel radiotherapeutic molecule with their cutting-edge DEP® platform. This partnership represents a strategic step forward in our mission to develop highly targeted and effective radiopharmaceuticals for cancer treatment.”

Cheryl Maley, Starpharma Chief Executive Officer, commented:

“This research and option agreement with Radiopharm Theranostics is the first Star Navigator program to progress into a formal research collaboration, marking a key milestone. We are excited by the opportunity to advance this partnership with Radiopharm and to continually demonstrate how Starpharma’s DEP® platform can help shape the future of targeted cancer therapies.”

Terms of the Research & Option Agreement

●	Starpharma will apply its proprietary DEP® platform technology to develop a drug conjugate that incorporates a radiopharmaceutical molecule under development by Radiopharm.

●	Starpharma will receive R&D service and manufacturing fees.

●	Starpharma will grant Radiopharm an exclusive option to license the asset developed through this collaboration, subject to successful development and manufacturing. Should Radiopharm exercise its right to exclusivity, an option fee of AUD $0.5 million will be payable to Starpharma and a subsequent exclusive license agreement would be entered into. Under the license agreement, Starpharma would receive an upfront payment of AUD $2 million and be eligible to receive up to $89 million in success-based development, regulatory, and commercial milestones. In addition to this amount, Starpharma is eligible to receive royalties on net sales.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT

About Starpharma

Starpharma (ASX: SPL, OTCQX: SPHRY) is an innovative biotechnology company with two decades of experience in advancing dendrimer technology from the lab to the patient. Our mission is to help patients with significant illnesses, such as cancer, achieve improved health outcomes and quality of life through the application of our unique dendrimer technology. Dendrimers are precise, synthetically manufactured, nanoscale molecules. Their unique properties—including their size, structure, high degree of branching, polyvalency, and water solubility—are advantageous in medical and pharmaceutical applications.

Starpharma’s portfolio of dendrimer-based products includes three clinical-stage DEP® (dendrimer enhanced product) assets, preclinical radiopharmaceutical assets, research collaborations, and three commercially marketed over-the-counter (OTC) products. For more information about Starpharma, visit www.starpharma.com or connect with Starpharma on LinkedIn.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
X – https://x.com/TeamRadiopharm
LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889